

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2012

Via E-Mail
Duncan A. Forbes, Mol. III
President, Chief Executive Officer, and Chief Financial Officer
Eurasia Design Inc.
López Cotilla No. 829
Int. 1 Col. Americana C.P. 44160
Guadalajara, JAL, Mexico

> **Re:** **Eurasia Design Inc.**
> **Current Report on Form 8-K**
> **Filed July 11, 2012**
> **File No.  000-54499**

Dear Mr. Forbes:

    We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.    Please amend your Form 8-K to delete references to your status as an emerging growth company, as it does not appear that you qualify as such.  In this regard, we note your disclosure on page 11 of your Form 10-Q filed April 14, 2011 regarding the completion of your public offering on January 27, 2011.  Please see Section 101(d) of the Jumpstart Our Business Startups Act.

Form 10 Disclosure, page 3

2.    Please furnish the information required by Item 14 of Form 10.  Please note that Exchange Act Rule 12b-23 provides for incorporation by reference of information contained in previously filed documents.

Description of Business, page 3

3.      Please revise the description of your business to disclose that your auditor has expressed substantial doubt about your ability to continue as a going concern and state your net losses for the periods presented in the filing and your accumulated losses to date.

Business Development and Summary, page 3

4.      We note that the Distribution Agreement with Prince USA expires in December. Please revise your disclosure to describe any renewal rights or termination rights in this agreement and whether any such rights have been exercised.

Business of Prince Mexico, page 3

Marketing, page 5

5.      Please disclose the basis for your assertion in the second paragraph under this heading that "there are few players on the tour today that did not play Prince USA…."  For example, if the statement is based upon management's belief, please disclose that this is the case and include an explanation for the basis of such belief.  Alternatively, if the statement is based upon a report or article, please disclose the source of the information in your filing and provide a copy of this source material to us.

Significant Customers, page 5

6.      Based on your disclosure in the fourth paragraph on page 11, it does not appear that Walmart is a current customer.  Please revise to delete your reference to Walmart under this heading or advise.

Risk Factors, page 7

7.      Please add risk factors addressing the risks associated with the following:

   •   Your auditor has expressed substantial doubt about your ability to continue as a going concern;

   •   You may not be able to attract the attention of securities analysts or major brokerage firms;

   •   If true, your management has no experience managing and operating a public company or complying with the United States federal securities laws; and

- If true, as a result of having a small number of employees, you are highly dependent on the efforts of each individual and you may not be able to retain key individuals necessary to continue your operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

8.    Please provide a discussion of financial condition, changes in financial condition and results of operations, including the following:

- Identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way.  Also, given that the audit report is qualified as a result of questions about your ability to continue in existence, please indicate the course of action that you have taken or intend to take to remedy your liquidity deficiency.  In addition, describe internal and external sources of liquidity.

- Describe whether the confirmation management received from your shareholders and related parties that they will continue to support your operations until you generate the necessary cash flows to carry out your operations disclosed in footnote 13 on page 14 is a written or verbal commitment and the amount and nature of committed financing.

- Describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income and, in each case, indicate the extent to which income was so affected.  Also describe any other significant components of revenues and expenses in sufficient detail to understand your results of operations.  In addition, please provide a narrative discussion of the extent to which material increases in net sales are attributable to increases in prices or to increases in volume of goods or services sold or to the introduction of new products.

- Describe any known trends or uncertainties that have had or that you expect will have a material favorable or unfavorable impact on net sales or income.

Seasonality, page 11

9.    Please reconcile your disclosure under this heading with your disclosure under the same heading on page 6.

Properties, page 12

10.    With a view to informing investors as to the suitability and adequacy of your properties, please revise your disclosure under this heading to update the status of your warehouse lease, as it appears that it expired at the end of June.  Refer to Instruction 1 to Item 102 of

Regulation S-K.  If material, please also file this agreement as an exhibit to your Form 8-K.

Legal Proceedings, page 12

11.     We note your disclosure under this heading and beginning in the last paragraph on page 13 that your director, executive officer and certain other persons have not been involved in certain legal proceedings.  To the extent that you provide negative disclosure for some of the events set forth in Item 401(f) of Regulation S-K, please expand this disclosure to include each event.  Please also revise the last heading on page 13 to cover the required ten-year period.  See Item 401(f) of Regulation S-K.

Directors, Executive Officers and Corporate Governance, page 13

12.     Please disclose the business experience during the past five years of Duncan A. Forbes, Mol. III.  Please see Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions, page 15

13.     Please revise to disclose the information required by Item 404 of Regulation S-K with respect to the loans from stockholders referenced in note 6 to your unaudited financial statements for the quarter ended March 31, 2012 or explain why no disclosure is required. If these arrangements are in writing, please also file these agreements as exhibits to your Form 8-K.

Market for Registrant Common Equity and Related Stockholder Matters…, page 16

14.     Please state the range of high and low bid information for your common stock as required by Item 201(a)(1)(iii) of Regulation S-K.  Please also provide the information regarding the holders of your securities required by Item 201(b) of Regulation S-K.

15.     Please revise your disclosure in the second paragraph under this heading to reflect that your common stock is subject to the penny stock rules.  In this regard, we note the first risk factor on page 9.

Shares Available Under Rule 144, page 17

16.     We note your disclosure in the penultimate sentence of the last paragraph under this heading.  Please revise to disclose the number of shares that could be sold pursuant to Rule 144.  Please see Item 201(a)(2) of Regulation S-K.  Please also revise your disclosure under this heading to reflect the limitations set forth in Rule 144(i).  In this regard, we note your disclosure under Item 5.06 on page 20 that you were a shell company prior to the closing of the acquisition.  For additional guidance, please see Question and Answer 137.01 of the Compliance and Disclosure Interpretations for

Securities Act Rules, available at
http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Item 3.02 Unregistered Sales of Equity Securities, page 20

17.     Please revise to disclose under this heading the consideration received in exchange for
        the shares of common stock issued to Prince Mexico.  Please see Item 701(c) of
        Regulation S-K.  In this regard, we note your disclosure in the second paragraph under
        the heading Business Development Summary on page 3 of your disclosure that you
        transferred the shares of common stock in exchange for all of the outstanding common
        stock of Prince Mexico.

Item 9.01 Exhibits, page 21

18.     We note your disclosure in the first risk factor on page 8 that you are significantly reliant
        on the April 15, 2008 Distribution Agreement with Prince USA.  Please file this
        agreement as an exhibit to your Form 8-K.  Refer to Item 601(b)(10) of Regulation S-K.

Exhibit 99.1

Independent Auditor's Report, page 1

Auditor's Responsibility, page 1

19.     This paragraph states that the audit was conducted is accordance with Generally
        Accepted Auditing Standards, but does identify the United States of America as the
        country of origin of those standards.  Please revise or advise.  Refer to Auditing
        Standards Codification Section AU 508.08.

Emphasis of Matter, page 2

20.     The amount of net loss for the year ended December 31, 2011 and the excess of current
        liabilities over current assets presented in the second sentence differs from the amounts
        reflected in or computed from your financial statements.  Please revise or advise.

Statements of operations, page 4

21.     Please tell us the items and their amounts included in other income, net for 2011.  Please
        also tell us your consideration of disclosing significant items included in other income in
        the notes to financial statements.

Statement of cash flows, page 6

22.     Please tell us your basis in GAAP for classifying proceeds from related party loans as operating activities as opposed to financing activities.  Refer to ASC 230-10-45-14.  In addition, please tell us why net cash proceeds from related party loans differs from the increase in loans from related parties as presented in the balance sheets.

23.     Please tell us your consideration of presenting the effect of exchange rate changes on cash and cash equivalents.  Refer to ASC 830-230-55-15.

Notes to the financial statements, page 7

2  Significant accounting policies, page 7,

I)  Accounting policies, page 7

l.  Comprehensive loss, page 10

24.     We note that you recognized foreign currency translation adjustments, an item of comprehensive income, in accumulated other comprehensive income, for each year presented in the financial statements.  As such, please present comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements.  Refer to ASC 220.

12  Related parties balances and transactions, page 13

25.     Please disclose the terms of the loans from related parties, including interest rates and repayment terms.

Exhibit 99.2

26.     Please revise to include a statement of operations for the comparable period of the preceding year.  Please also revise to include a statement of cash flows for the three months ended March 31, 2012 and for the comparable period of the preceding year.  Refer to Rule 8-03 of Regulation S-X.  In addition, please report comprehensive income and its components in either a continuous financial statement or in two separate but consecutive financial statements.  Refer to ASC 220-10-45-1.

Exhibit 99.3

27.     Please revise to reflect the results of operations of Linea Deportiva Prince Mexico for a fiscal year ended within 93 days of your fiscal year end.

Exhibit 99.4

28.     Please revise to provide a pro forma balance sheet giving effect to the transaction as of
        February 29, 2012 and a pro forma statement of operations reflecting the combined
        operations for the nine months ended February 29, 2012.  In doing so, please present the
        results of operations of Linea Deportiva Prince Mexico for a nine month period ended
        within 93 days of February 29, 2012.  In addition, please tell us why the assets and
        liabilities of ERSD and PM are eliminated in pro forma adjustments here and in Exhibit
        99.3.  It appears that the net liability should represent the capital deficit assigned to the
        common shares retained by the shareholders of the legal parent.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require.  Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

        You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William
Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding
comments on the financial statements and related matters.  Please contact Daniel Leslie, Staff
Attorney, at (202) 551-3876, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202)
551-3720 with any other questions.

                                                        Sincerely,

                                                        /s/ Catherine T. Brown for

                                                        Mara L. Ransom
                                                        Assistant Director

cc:     Lic. Laura Belen Flores